Nexera Technologies Ltd.

7 Mezada Street,

Bnei Brak, 5126112, Israel

May 28, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Nexera Technologies Ltd. (CIK 0001885408)
Registration Statement No. 333-295999 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Nexera Technologies Ltd. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on June 1, 2026, at 5:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The Registrant respectfully requests that it be notified of such effectiveness by an email to Dr. Shachar Hadar, Adv. of Meitar | Law Offices at shacharh@meitar.com.

Very truly yours,

Nexera Technologies Ltd.

By:	/s/ Ronen Zalayet
Ronen Zalayet Chief Financial Officer